

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

June 9, 2017

Wenjie Tang
Chief Executive Officer
AGM Group Holdings Inc.
1 Jinghua South Road
Wangzuo Plaza East Tower, Room 2112
100020 Beijing
People's Republic of China

**Re: AGM Group Holdings Inc.
Registration Statement on Form F-1
Filed May 15, 2017
File No. 333-218020**

Dear Mr. Tang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   You disclose that your executive officers and directors beneficially own a majority of your Class A shares and all your Class B shares. Please describe your dual-class structure and disclose the percentage of total voting power your management will own after completion of the offering.

Prospectus Summary

Overview, page 1

2.   In the first sentence of this section you state that you focus on services related to foreign exchange; however, you state in the last sentence of the first paragraph that your clients

also include precious metal brokers and asset management firms. Please briefly clarify here and expand your Business section to describe how precious metal brokers and asset management firms fit within your three service lines.

Our Products and Services, page 2

3.   You disclose in the third paragraph and elsewhere that AGM Belize purchased the MetaTrade 4 trading platform, which you describe as your core trading platform. Please reconcile this with your disclosure in the penultimate bullet point on page 4 where you state that you hold a license to the trading platform. To the extent you hold a license, please expand your disclosure in the Business section to describe the terms of the license and file a copy of any license agreement or tell us why you believe that it is not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

4.   Refer to the penultimate paragraph on page 2 and clarify here and throughout the jurisdiction in which you claim copyright protection for your products. In addition, clarify what you mean by "obtained" copyrights and how this differs from copyright registration.

Our Growth Strategy, page 3

5.   Please clarify the geographic markets in which you conduct operations. In the second bullet point in this section you mention that you plan to expand to Southeast Asia and Australia while disclosure elsewhere suggests that you operate in the Asian market and benefit from limited competition outside of Asia. You also state in the third full risk factor on page 14 that substantially all your operations are conducted in China.

Corporate Information, page 5

6.   Here or elsewhere as appropriate, explain the reason for your corporate structure that consists of some of your subsidiaries formed under PRC law. To the extent that this structure is an attempt to comply with PRC laws regarding foreign ownership restrictions, please clarify. In this regard, we note the second risk factor on page 19.

Offering Summary, page 6

7.   In the last paragraph on page 6 where you discuss the escrow account terms you state that funds will be returned within five days if the minimum offering amount is not received. On the cover, you state that the funds will be returned within one business day. Please reconcile throughout.

Risk Factors, page 8

8.   Based on your disclosure on page 45, you appear to depend on a few customers for the majority of your revenues. You also depend on three major suppliers. Please consider adding appropriate risk factor disclosure.

If we do not compete effectively…, page 9

9.   Please provide us with support for your statement in this risk factor that you are a pioneer in the area of foreign exchange and financial technology.

We may not be able to prevent others…, page 12

10.   Please clarify your statement that you have obtained copyrights from "Finite Lives, Net." In this regard, we note your disclosure on page 38 that you acquired assets with finite lives.

Risks Related to Our Corporate Structure and Operation, page 21

11.   Consider including a risk factor that highlights the different voting rights of your dual-class structure and the limits on the ability of Class A shareholders to influence governance matters.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 33

12.   Please revise the second sentence in this section to evaluate your working capital needs based on your existing cash and cash flow from operations, without reliance on loans from related parties from which there are no commitments.

13.   You indicate that prior approval of the State Administration of Foreign Exchange is required to convert Renminbi into U.S. Dollars in certain circumstances. Please revise to also indicate that compliance with certain procedural requirements is necessary for the conversion under the "current account," as noted from your disclosures on page 52 and elsewhere throughout your filing. In addition, revise to disclose the amount of cash held inside the PRC and subject to restrictions, and cash held outside of the PRC. In addition, describe the costs that would be incurred to transfer cash outside of the PRC.

Cash Flow Summary, page 34

14.   In addition to the disclosures provided, your discussion and analysis of operating, investing, and financing activities should focus on the primary drivers of and other material factors necessary to understand your cash flows and the indicative value of

historical cash flows. Please revise to provide disclosure and analysis of the underlying drivers that affect your cash flows that are not readily apparent from your cash flow statements. Ensure that your discussion includes an explanation of the cash received from deposit payable and the investment in transaction monetary assets. In this regard, clarify whether transaction monetary assets are available to fund your operations, or whether they are considered restricted solely for repayment to your clients. Refer to Item 5.B of Form 20-F and Section IV.B of SEC Release No. 33-8350.

Credit Facility, page 35

15.   We note the last sentence in this section where you disclose that the loans are interest-free and unsecured. Please disclose the term of each loan and any other material provisions and make corresponding changes in the Related Party Transactions section on page 62. Also file any material agreements as exhibits or advise.

Critical Accounting Policies, page 36

16.   Your disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. Please revise to limit your disclosure to significant accounting estimates and assumptions. Your disclosure should address accounting estimates and assumptions where the nature of which is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change or where the impact of the estimates and assumptions on financial condition or operating performance is material. Refer to Item 5 of Form 20-F and Section V of SEC Release 33-8350.

Quantitative and Qualitative Disclosures About Market Risk, page 40

17.   You indicate that you are exposed to a variety of market risks, including currency risk, price risk and cash flow and fair value interest rate risk. Please revise to provide quantitative and qualitative information for each of these market risk exposure categories. Refer to Item 11 of Form 20-F.

Business

Our Products and Services, page 43

18.   We note that you are licensed to provide forex trading brokerage services by the Financial Services Commission of Belize. Please clarify how this license applies to trading in precious metal and oil spot contracts. Also disclose the jurisdictions in which you are able to provide forex trading under this license and explain any licensing requirements that apply to other jurisdictions in which you presently conduct or intend to conduct trading brokerage services for foreign exchange, precious metals, and oil spot contracts.

Customers and Suppliers, page 45

19.   Please describe the material terms of any agreements with your main clients and major suppliers and file as exhibits any agreements on which you are substantially dependent.

Management

Director Compensation, page 59

20.   Please disclose the compensation paid to your directors for the fiscal year ended December 31, 2016. Refer to Item 6.B of Form 20-F.

Principal Shareholders, page 62

21.   Please provide the information required by Item 7.A.2 of Form 20-F regarding the portion and number of record holders in the United States.

22.   Please expand your table to include beneficial ownership of the Class B shares and include a column disclosing the combined ownership of both Class A and B shares.

Description of Share Capital

Class B Ordinary Shares, page 64

23.   Please reconcile the statement in the first sentence where you disclose that each Class B share has five votes with your statement on page F-20 that each Class B share has one vote. Also disclose when the two classes of shares vote together or separately as a class.

Voting Rights, page 64

24.   Please revise to clarify that shareholders holding Class A ordinary shares are entitled to one vote per share.

Consolidated Statements of Operations and Comprehensive Income, page F-4

25.   Revise to compute basic and diluted earnings per ordinary share by dividing net income (loss) attributable to AGM Group Holdings Inc. ordinary shareholders by the weighted-average number of ordinary shares outstanding. In this regard, we note from your disclosure on page F-20 that the private placement did not occur until December 28, 2016. Also disclose the number of weighted average ordinary shares used in the computation. Refer to ASC 260-10-45-10 and 50-1(a). In addition, you should revise to present earning per share data for each class of participating ordinary shares. Refer to ASC 260-10-45-60B(d).

Notes to Consolidated Financial Statements, page F-7

26.   Please revise to provide the disclosures regarding subsequent events in ASC 855-10-50.

27.   Please revise to include the footnote disclosures in Rule 4-08(e)(3) of Regulation S-X and the schedule information required by Rule 5-04 of Regulation S-X.

(j) Revenue recognition, page F-9

28.   You indicate that your services include the implementation of packaged software. Please clarify whether your arrangements are within the scope of ASC 985-605 and how you considered the guidance in ASC 985-605-15-3. In addition, we note that you provide software development, integration and customization. Tell us what consideration you gave to applying contract accounting to your arrangements according to the guidance in ASC 985-605-25-2.

29.   Please clarify your disclosure that you use fixed-price contracts to deliver the trading access software application service. In this regard, you disclose in the preceding paragraph that revenue from these services primarily consists of an implementation fee, daily support and maintenance fee, and usage fee. We may have further comment.

30.   Please revise to ensure your disclosure addresses how you determined the unit(s) of accounting based on the applicable authoritative accounting literature. In this regard, you should discuss your separation and allocation methodology.

(o) Recently Issued Accounting Pronouncements, page F-11

31.   Please revise to include disclosures regarding the effect that ASU 2014-09 will have on your financial position and results of operations. Refer to Question 2 of SAB Topic 11M.

Note 3. Transaction Monetary Assets, page F-13

32.   You indicate that transaction monetary assets can be converted into cash immediately without restriction. Please clarify whether these deposits are made on behalf of your clients. If so, revise the description on the face of your consolidated balance sheets.

Note 11. Income Taxes, page F-16

33.   Please revise to include disclosure of the components of income (loss) before income taxes as either domestic or foreign. Refer to Rule 4-08(h)(1)(i) of Regulation S-X.

Note 13. Financial Instruments, page F-18

34.   Please revise to clarify the term "FVTPL" used in the table of carrying values of financial instruments. Describe how these instruments are classified based on the categories as defined in ASC 320-10-25-1. Also include the applicable disclosures in ASC 320-10-50-9.

35.   You indicate that you minimize the interest rate and credit risk of cash by placing deposits with financial institutions located in Hong Kong and Mainland China. Please revise to explain how management made this determination and whether there are governmental regulations that protect such cash balances.

Note 15. Stockholders' Equity, page F-20

36.   In the fourth paragraph, you state that the Class B ordinary shares carry one vote and one dividend right for each share for four individuals and one company. Please reconcile this to the disclosure on page 64 indicating that shareholders of Class B ordinary shares have the right to five votes and shall not receive the right to any dividend paid by the Company or to any distribution of the surplus assets of the Company on its liquidation.

Signatures, page II-4

37.   Please revise the Signatures page to include the signature of the authorized representative in the United States. In addition, include the signature of the principal executive officer, principal financial officer, and the controller or principal accounting officer where the registration statement is signed by individuals and indicate the capacity in which each individual is signing. You currently only disclose titles. Refer to Instruction 1 to the Signatures page of Form F-1.

General

38.   Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian for

Maryse Mills-Apenteng
Special Counsel
Office of Information
Technologies and Services

cc: Mengyi "Jason" Ye, Esq.
         Ortoli Rosenstadt LLP